Exhibit 99(a)

®

INNOVATION IN PHOTODYNAMIC THERAPY

DUSA Pharmaceuticals, Inc. ®

For Release at 8:00 a.m.

DUSA PHARMACEUTICALS REPORTS THIRD QUARTER
CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

Wilmington, MA. November 11th, 2004 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the third quarter ended September 30th, 2004.

Corporate Highlights

As reported earlier, Q3 2004 end-user Levulan® Kerastick® net sales to physicians totaled 20,196, including 1,326 sold by Coherent-AMT, our Canadian marketing and distribution partner. During Q3 2003, only 1,938 Kerastick units were sold, all in the U.S.  Quarter over quarter, U.S. Kerastick sales grew 18% to 18,870, versus 16,002 during Q2 2004.

The net number of BLU-U® units placed in doctors’ offices during the quarter was 95, consisting of 70 in the U.S. and 25 in Canada, versus 37 units placed during Q3 2003.  At the end of Q3 2004, there were 870 units in doctor’s offices, consisting of 784 in the U.S. and 86 in Canada, versus 360 at the end of Q3 2003.

This past quarter, DUSA continued with Part A of its Phase II clinical trial on Levulan PDT in the treatment of photodamaged skin. In October, following FDA review, we also announced the initiation of a Phase II study on Levulan PDT for the treatment of acne vulgaris.

There were a number of peer-reviewed scientific articles related to the use of Levulan published in the dermatology literature during the quarter, as well as numerous lectures and presentations at scientific meetings and CME events. One important study combined Levulan with intense pulsed light (IPL) versus IPL alone for the treatment of photodamaged skin. The study, led by Dr. Jeffrey Dover of SkinCare Physicians of Chestnut Hill, MA, showed that Levulan combined with IPL resulted in statistically significant improvement (vs. IPL alone) in global photoaging, mottled pigmentation, and fine lines. DUSA provided Levulan and financial support to the investigator group

Late in the quarter, we also announced the signing of a clinical trial agreement with the National Cancer Institute (NCI) Division of Cancer Prevention (DCP), for the clinical development of Levulan photodynamic therapy (PDT) for the treatment of high-grade dysplasia (HGD) within Barrett’s Esophagus (BE).  The NCI DCP will pay for the clinical trial costs, while DUSA will provide Levulan, device(s) and the necessary training for the investigators involved in the studies.  Subject to successful Phase II and III clinical trial results, DUSA intends to seek FDA approval in due course. During the quarter, we also continued with our Phase II pilot study using Levulan PDT for the treatment of HGD within BE. The data from this pilot trial will contribute to the design of the NCI study, which is not expected to commence for a number of months.

Other developments during the quarter included an announcement of a mediation agreement with Photocure and Galderma related to our potential U.S. and other patent disputes; our inclusion in the 2004 UBS Global Life Sciences Conference in New York; and the announcement that our CFO would be leaving the Company after the end of the year for personal reasons (a search for a replacement is underway).

Dr. Geoffrey Shulman, DUSA’s President and CEO, stated “We are very pleased with our Q3 performance. U.S. Kerastick sales continued to increase despite seasonal factors, our net loss decreased versus the prior quarter, our therapy continued to get increasing recognition among dermatologists, our clinical trials continued to progress, and we announced an important agreement with the NCI. We believe that we are now well positioned to become a significant competitor in the field of dermatology and beyond.”

Financial Highlights:

For the three months ended September 30, 2004, DUSA’s net loss was ($2,975,000), or ($0.18) per common share, compared to a net loss of ($3,680,000), or ($0.26) per common share in 2003. This lower net loss was primarily due to higher net Kerastick and BLU-U product sales, and lower legal costs, offset, in part, by an increase in marketing & sales expenses.

Revenues for the three months ended September 30, 2004 were $2,011,000, compared to $163,000 in 2003. During the current quarter, Kerastick and BLU-U sales to physicians were $1,499,000 and $512,000 respectively, including sales in Canada by Coherent-AMT, versus 2003 revenues of $163,000 that were totally comprised of U.S. Kerastick sales. This significant increase in revenues compared to the prior year was directly related to the efforts of our sales force since its launch in October 2003.  In addition, the increase in BLU-U sales was caused, in part, by our ability to sell the BLU-U to physicians as a stand alone device for the treatment of moderate inflammatory acne vulgaris.  Although the level of Kerastick sales to end-users for 2004 is much higher than for 2003, Kerastick sales must continue to increase significantly in order for DUSA to become a profitable operating company.

Total operating costs for the three months ended September 30, 2004 were $5,336,000, compared to $4,252,000 in 2003.  This increase was primarily due to a higher level of research and development costs in support of our various research projects discussed above, and increased marketing and sales costs related to our expanding sales force and related marketing and sales activities.  These increases were partly offset by a lower level of general and administrative expenses attributable to the absence of patent litigation costs in Australia, as the final hearing in the PhotoCure litigation was held during April 2004.

Total cash, cash equivalents, and United States government securities, including investments classified as long-term, as of September 30, 2004 were $52,545,000, compared to $37,969,000 at the end of 2003. This increase is primarily due to $28,463,000 of gross proceeds raised from the private placement in March and April 2004, net of operating cash expended during 2004.

DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current Assets
Cash, and cash equivalents	$10,493,350	$4,294,482
Marketable securities available for sale	41,912,004	30,284,841
Accounts receivable	391,733	229,483
Inventory	1,381,444	712,831
Other current assets	2,187,381	1,534,209
Total current assets	56,365,912	37,055,846
Restricted cash	140,221	139,213
United States government securities	—	3,250,940
Property and equipment, net	3,568,262	4,251,489

TOTAL ASSETS	$60,074,395	$44,697,488

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,745,498	$2,818,039
Current maturities of long-term debt	—	270,000
Deferred revenue	294,432	129,900
Total current liabilities	3,039,930	3,217,939
Long-term debt, net of current maturities	—	1,247,500
TOTAL LIABILITIES	3,039,930	4,465,439
TOTAL SHAREHOLDERS’ EQUITY	57,034,465	40,232,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$60,074,395	$44,697,488

DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are in US Dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
REVENUES
Product sales	$2,010,619	$163,155	$5,442,332	$453,800

OPERATING COSTS
Cost of product sales and royalties	718,168	887,336	2,612,884	2,464,667
Research and development	1,585,099	1,202,130	4,850,159	4,167,121
Marketing and sales	1,835,210	535,114	4,901,813	1,598,604
General and administrative	1,197,707	1,627,364	5,775,500	4,782,385
TOTAL OPERATING COSTS	5,336,184	4,251,944	18,140,356	13,012,777
LOSS FROM OPERATIONS	(3,325,565)	(4,088,789)	(12,698,024)	(12,558,977)

OTHER INCOME
Interest income, net	350,573	408,931	1,125,291	1,502,030
NET LOSS	$(2,974,992)	$(3,679,858)	$(11,572,733)	$(11,056,947)
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.18)	$(0.26)	$(0.72)	$(0.79)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,855,504	13,954,450	16,131,017	13,926,690

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology.  PDT and PD utilize light-activated compounds such as Levulan to induce a therapeutic or detection effect.  The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties.  These forward-looking statements relate to DUSA’s expectations of increasing its sales force and the sales forces’ ability to serve key markets, anticipated revenues generated by BLU-U sales, expectations with regard to the launch of clinical studies, expectations of DUSA’s position regarding developing new indications and defending its intellectual property, requirements for future profitability, expected levels of legal expenses, and the timing of a decision in the Australian patent dispute.  These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements.  These factors include, without limitation, the increasing market acceptance of our products, changing market and regulatory conditions, the impact of competitive products and pricing, changes to DUSA’s corporate strategy, the reliance on third-parties for the marketing, sale, production and manufacture of our products, the maintenance of our patent portfolio, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2003.

For further information contact:

D. Geoffrey Shulman, MD, President and CEO

or Shari Lovell, Director, Shareholder Services

Tel: 416.363.5059 Fax 416.363.6602

or visit www.dusapharma.com